Exhibit 99.1

Date: May 4, 2015	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: MAG SILVER CORP.

Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 15, 2015
Record Date for Voting (if applicable) :	May 15, 2015
Beneficial Ownership Determination Date :	May 15, 2015
Meeting Date :	June 22, 2015

Meeting Location (if available) :	Vancouver Club 915 West Hastings Street Vancouver, B.C.

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	55903Q104	CA55903Q1046

Sincerely,

Computershare
Agent for MAG SILVER CORP.